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                                                                  EXHIBIT (a)(6)

                   [NOTICE PUBLISHED IN WALL STREET JOURNAL]

     This announcement is neither an offer to purchase nor a solicitation of an offer to sell these securities. The Offer is made only in the Offer to Purchase and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from) holders of Notes in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the securities laws of such jurisdiction.

                               HEALTHSOURCE, INC.

            CHANGE OF CONTROL NOTICE AND OFFER TO PURCHASE FOR CASH
                         ANY AND ALL OF THE OUTSTANDING
                   5% CONVERTIBLE SUBORDINATED NOTES DUE 2003
                                       OF
                               HEALTHSOURCE, INC.
                  AT 101% OF THE PRINCIPAL AMOUNT OF THE NOTES

     Healthsource, Inc. ("Healthsource") is offering to purchase for cash at the Purchase Price (as defined), upon the terms and subject to the conditions set forth in the Change of Control Notice and Offer to Purchase, dated July 25, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, any and all of the outstanding 5% Convertible Subordinated Notes Due 2003 of Healthsource (the "Notes"). The Purchase Price is 101% of the principal amount of the Notes, plus accrued and unpaid interest up to but excluding September 23, 1997, the date of payment (the "Payment Date"). See the Offer to Purchase for capitalized terms used but not defined herein.

     The Offer is being made pursuant to the Indenture, which provides that, following a Change of Control, Healthsource is required to purchase at the Purchase Price any and all Notes from each Holder that properly exercises its Change of Control Right. A Change of Control occurred on June 25, 1997 as a result of the consummation of the tender offer by CHC Acquisition Corp. ("Acquisition"), an indirect wholly owned subsidiary of CIGNA Corporation, for all outstanding shares of common stock, par value $0.10 per share, of Healthsource (the "Common Stock"), pursuant to which Acquisition purchased approximately 98% of the issued and outstanding shares of Common Stock.

     Any Notes not tendered in the Offer will continue to accrue interest and to have all of the benefits of the Indenture. Unless Healthsource defaults in the payment of the Purchase Price, any Notes accepted for payment pursuant to the Offer will cease to accrue interest on the Payment Date.

     Any questions or requests for assistance or for copies of the Offer to Purchase or related documents may be directed to the Information Agent at the telephone numbers set forth below. Any beneficial owner owning interests in Notes may contact such beneficial owner's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
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SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE CHANGE OF CONTROL NOTICE
AND OFFER TO PURCHASE, THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 18, 1997, AND MAY NOT BE EXTENDED EXCEPT AS REQUIRED BY APPLICABLE LAW (THE "EXPIRATION DATE"). NOTES TENDERED IN THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

                    The Information Agent for the Offer is:

                            GEORGESON & COMPANY INC.
                               Wall Street Plaza
                            New York, New York 10005
                 Banks and Brokers Call Collect: (212) 440-9800
                   All Others Call Toll Free: (800) 223-2064

July 25, 1997

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